FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated September 6, 2012, announcing that it has received an order from one of Europe’s largest satellite broadband ISPs in support of SES Broadband Services’ (SBBS) Ka-band consumer service rollout.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated September 6, 2012	By: /s/ Alon Levy
Alon Levy
General Counsel

Gilat Receives First Ka-Band VSAT Order From One Of Europe’s Largest
Satellite Broadband ISPs As Part Of SES Broadband Services’ Consumer Rollout

-ISP Will Be Targeting European Households Who Lack High Quality DSL Services-

-Initial Order Includes Delivery of Several Thousand Self-Install Customer Premise Equipment (CPE) Kits-

Petah Tikva, Israel, September 6, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it has received an order from one of Europe’s largest satellite broadband ISPs in support of SES Broadband Services’ (SBBS) Ka-band consumer service rollout. The initial order includes the delivery of several thousand self-install customer premise equipment (CPE) Kits.

Gilat’s SkyEdge II-c award winning “Aries” VSAT provides up to 20Mbps HTTP on download and 2Mbps on upload. With Aries, European households will be able to benefit from considerably faster speeds for satellite consumer services, enabling internet, video and VOIP services. Aries was designed from the bottom up for the consumer market, with quick and intuitive self-installation features and automatic service activation.

"We are very excited to have received this order for our Ka-band terminals to support SBBS and look forward to a successful rollout," said Erez Antebi, CEO of Gilat. "Ka-band offers unprecedented capabilities in the satellite industry – very high data rates at attractive prices.”

“The potential in Europe for these services is very large, and we are proud to be part of this initiative,” continued Antebi. “We are well positioned to provide the products and support necessary to enable ISPs who are looking to expand their businesses providing satellite based broadband services to consumers and small offices.”

- xxx -

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

David Leichner

Gilat Satellite Networks, LTD.

+1 516 478 9697

davidle@gilat.com